UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 20
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 20 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.75 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

On August 31, 2010, Couche-Tard announced that it had extended the Offer, which was scheduled to expire at 5:00 p.m., New York City time, on August 30, 2010 until 5:00 p.m., New York City time, on September 30, 2010, unless further extended. All other terms and conditions of the Offer remained unchanged.

On August 31, 2010, Casey’s issued a press release announcing the final results of the Self-Tender Offer.

ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph:

On August 25, 2010, the plaintiffs in the Carpenters Pension Trust Complaint filed a motion for preliminary injunction and temporary restraining order seeking to bar Casey’s and the Board from enforcing Section 8.7 of the Note Agreement relating to changes of control and also seeking an expedited trial on the matter.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
(a)(28)	Press release issued by Casey’s General Stores, Inc., dated August 31, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 31, 2010).
(a)(29)	Press release issued by Casey’s General Stores, Inc., dated August 31, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Casey’s General Stores, Inc. on August 31, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: August 31, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(28)	Press release issued by Casey’s General Stores, Inc., dated August 31, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 31, 2010).
(a)(29)	Press release issued by Casey’s General Stores, Inc., dated August 31, 2010 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Casey’s General Stores, Inc. on August 31, 2010).